Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

January 24, 2025

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc.
Registration Statement on Form S-1 Filed December 23, 2024
File No. 333-284042

Dear Ms. Wirth:

By letter dated January 22, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on November 8, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Registration Statement on Form S-1 Filed December 23, 2024 Cover Page

1.	We note that you are registering the resale of up to 29,109,979 shares of common stock. Please revise the cover page, Prospectus Summary, Principal Stockholders and Plan of Distribution to state that such shares represent 100% of the company’s currently issued and outstanding common stock and that all such shares may be freely sold upon effectiveness of the registration statement. State that none of your outstanding shares may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

RESPONSE: The Company has revised the cover page, the Prospectus Summary, Principal Stockholders and Plan of Distribution to state that such shares represent 100% of the Company’s currently issued and outstanding common stock, that all such shares may be freely sold upon effectiveness of the registration statement, and that none of the outstanding shares registered therein may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

Risk Factors

Our technology may contain third-party open-source software components.      , page 19

2.	We note you your “technology may contain software modules licensed to us by third-party authors under “‘open source’ licenses” (emphasis added). As it appears that currently you exclusively use open source software, please revise this risk factor accordingly.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

January 24, 2025 Page 2

Business, page 31

3.	We note your revised disclosure in response to prior comment 2 and we reissue it in part. Please revise as follows:

●	Where you identify the companies with customer agreements/SOWs, revise to describe the material terms of such agreements, clarify whether they are for your pilot programs (in this light we note references to “explore use cases” and “testing”) and tell us which exhibits correspond to such agreements/SOWs.

●	Where you discuss your “2025 prospect pipeline” on page 32, revise to state that you do not know if any of the assisted living communities and hospital chains that expressed interest will enter into agreements with you for your services.

●	You state that you “are installing AP3 units...for which we will provide MaaS in 2025.” Please revise to state whether you have agreements in place to provide such services for compensation, with whom, and under what terms.

●	Where you discuss operational platform fees and state that these “capabilities will be introduced through our AP5 development and pilot program,” clarify whether you have engaged participants for such a pilot program.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

4.	We note your revised disclosure in response to prior comment 8 and reissue in part. Please revise the following statements, as applicable:

●	On page 28, where you say that “Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with our autonomous last mile (‘ALM’) mailbox,” revise to state that this is management’s belief, as you do on page 31. In both instances, please revise to clarify that you do not know whether you will be able to achieve such goals.

●	On page 40, where you say that you expect “to lead the market in IP and pioneering development of the first ALM mailboxes for automated delivery and pickup with advanced capabilities to reduce the friction of exchanges between people, robots, and drones,” revise to clarify that you do not know whether you will be able to achieve such goals.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

Patents, page 43

5.	We note your amended disclosure in response to prior comment 17, but do not see any amended disclosure regarding the 130+ filed feature claims that is highlighted in the investor presentation. Please advise.

RESPONSE: The Company has revised its disclosure in consistency with the investor presentation to reflect that these additional business acquisitions and technology developments focused on receiving multiple packages and multiple users. These foundational patents as well as the newly acquired technology listed in the Form S-1 consisted of over 130+ filed featured claims for tracking packages as well as for collecting data from multiple shipping companies and the commercial and residential customers.

January 24, 2025 Page 3

Legal Proceedings, page 45

6.	We note your revised disclosure in response to prior comment 19, including that you did not include the value of the unpaid salary and stock award. However, Item 103 of Regulation S-K requires that you state the relief sought by the plaintiffs. If the plaintiffs quantified the relief they are seeking, please state such amount; if they did not, please state as much. If you do not believe you are required to provide further

RESPONSE: The Company has revised its disclosure to include that even though plaintiff’s allegations amount to approximately $29 million in total damages, plaintiff’s allegations have no merit, it is not possible at this time to ascertain an exact figure upon the outcome of this litigation through a court’s final decision, or if any damages may be granted at all, in the opinion of the company’s management and litigation counsel, such allegations are unlikely to proceed given the facts presented before the court, such as the breach of the plaintiff’s obligations under the agreement and the termination of the agreement by the Company for cause.

Certain Relationships and Related Person Transactions, page 57

7.	We note your amended disclosure in response to prior comment 24. Please add a risk factor that addresses the fact that if you materially default in performing any terms of the agreement and do not timely cure to Mr. O’Toole’s satisfaction, Mr. O’Toole may terminate the Exclusive Patent License Agreement, as amended. And that subsequent to the termination of the agreement, you have agreed to not engage in the use, sale, or other commercialization of the intellectual properties and not sell related products. Please address the fact that under these circumstances, company’s business would essentially terminate operations. Please include the notice timelines involved so that an investor can understand the shortest possible scenario under which you may cease operations. Please also add disclosure regarding this agreement in the Prospectus Summary, with a cross-reference to the appropriate risk factor.

RESPONSE: The Company has revised its disclosure to reflect that if the Company materially breaches the Exclusive Patent License Agreement and fails to cure such breach timely and to Mr. O’Toole’s satisfaction, such license agreement will terminate, and our business operation may be adversely affected or even essentially terminated.

Principal Stockholders, page 57

8.	Please revise the heading of this section (currently “Principal Stockholders”) to refer to both principal stockholders and registered stockholders, as the table includes both groups of holders. In addition, we note your statement that the table “includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days”; however, this does not appear to be the case given that such issuable common stock is not covered by this registration statement and the table appears to cover only the shares covered by this registration statement. Please revise the table to include footnote disclosure clarifying the number of shares of common stock currently issued to each stockholder or group of stockholders identified in the table, as well as the number of shares of common stock that underly currently outstanding warrants or options and that are issuable to each stockholder or group of stockholders within 60 days (making it clear that such issuable shares are not covered by this registration statement). Finally, we note footnote 1 to the table; please revise to specifically identify any Registered Stockholders that are insiders or affiliates.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

Exhibit Index

Exhibit 23.1, page II-5

9.	Please revise your consent to state you consent to the inclusion of your audit report in the Registration Statement and that you also consent to the reference to you as “Experts.”

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

January 24, 2025 Page 4

Signatures, page II-6

10.	We note your response to prior comment 26. Please revise Mr. Pepmeier’s first signature block in the manner that you already have revised his second signature block to reflect that he is signing in his capacity as principal accounting officer in addition to his capacity as principal financial officer. Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

General

11.	We note your revised disclosure in response to prior comment 28. Please include in this risk factor a discussion of the risks associated with not being able to maintain the continued listing requirements. Also advise regarding the last paragraph of the risk factor, which speaks to blank check companies.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment adding the corresponding risk factor and revising the last paragraph of the risk factor, which speaks to blank check companies.

12.	We note that you refer to “Registered Stockholders and other existing stockholders.” Given that the registration statement appears to cover all currently issued and outstanding common stock, please explain who you mean when you refer to “other existing stockholders.”

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole
Daniel S. O’Toole
Chief Executive Officer
Arrive AI Inc.